COMMENTS RECEIVED ON SEPTEMBER 20, 2011

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Emerging Markets Discovery Fund
Fidelity Total Emerging Markets Fund

POST-EFFECTIVE AMENDMENT NO. 126

1. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization range for securities.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Total Emerging Markets)
"Normally invests at least 80% of the fund's assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets."

C: The Staff requests that we define "other investments" within this strategy. Additionally, the Staff questions whether the funds will use derivatives to meet the 80% test.

R: Form N-1A Item 4 requires the information in the "Fund Summary" section to summarize, based on information provided in the "Investment Details" section, how the funds intend to achieve their investment objectives. We believe the current disclosure in "Fund Summary" meets this requirement. As required by Item 9(b)(1) of Form N-1A, the types of securities in which the fund principally will invest are disclosed under the heading "Description of Principal Security Types" in the "Investment Details" section. We also note that the terminology "investments" was specifically used in the disclosure at issue based on the final wording of Rule 35d-1(a)(2) (see Name Test Rule Adopting Release Footnote 13). Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their 80% policies.

3. Fidelity Emerging Markets Discovery Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff requests we add growth and value risks to "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections.

R: The risks associated with these specific investment styles are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Investment Details" section.

4. Fidelity Emerging Markets Discovery Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff requests that we add a non-diversification strategy for the fund.

R: We note that the disclosure at issue responds to Form N-1A Item 4(b)(1)(iv) ("If applicable, state that the Fund is non-diversified, describe the effect of non diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non diversified fund"). Because we believe that the disclosure under the sub-heading "Principal Investment Strategies" in the "Fund Summary" section appropriately discloses the fund's principal investment strategies, we have not added disclosure.

5. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from Fidelity Emerging Markets Discovery Fund)
"Fidelity Management & Research Company (FMR) is the fund's manager. FMR Co., Inc. (FMRC), Fidelity Management & Research (U.K.) Inc. (FMR U.K.), and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of the funds.

R: We confirm that "other investment advisers" (other than the managers named in disclosure, as applicable) do not manage 30% or more of the funds' assets.

6. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open."

C: The Staff requests that the first and third paragraphs under the table be removed.

R: We believe the information in the first and third paragraphs under the table is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not removed disclosure.

7. Fidelity Total Emerging Markets Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Emerging Markets Discovery Fund)
"Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets."

(Example from Fidelity Total Emerging Markets Fund)
"Normally invests at least 80% of the fund's assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets."

C: The Staff requests that we include the parenthetical from Fidelity Emerging Markets Discovery Fund in Fidelity Total Emerging Markets Fund's strategy.

R: The disclosure will be updated as follows (underlined added):

(Example from Fidelity Total Emerging Markets Fund)
"Normally invests at least 80% of the fund's assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets."

8. Fidelity Total Emerging Markets Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral."

C: The Staff requests we identify what is included as "other debt securities." If derivatives are included, the Staff requests additional disclosure be added explaining how they are valued.

R: We call the Staff's attention to the description of "Debt Securities" under "Principal Security Types" in the "Investment Details" section for examples of debt securities in addition to bonds. In addition, we believe disclosure under "Valuing Shares" sufficiently describes how the fund's shares are valued, and note that supplemental information is available in the "Valuation" section of the fund's SAI. Accordingly, we have not modified disclosure.

9. Fidelity Total Emerging Markets Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Normally investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." We note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

10. Fidelity Total Emerging Markets Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly."

C: The Staff requests we add leverage disclosure under "Principal Investment Strategies" in the "Fund Summary" section.

R: "Leverage risk" is not a principal investment risk for the fund and was included inadvertently. The disclosure will be removed for the b-filing.

11. Fidelity Total Emerging Markets Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments."

C: The Staff requests additional disclosure be added stating that lower quality debt securities are "speculative in nature."

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the principal investment risks to which the fund is subject, including those associated with lower quality debt. Accordingly, we have not added disclosure.

12. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Emerging Markets Discovery Fund)
"FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values."

C: The Staff questions why there is no line item in the "Fee Table" section noting the acquired fund fees and expenses.

R: Acquired fund fees and expenses are not estimated to exceed one basis point of either fund's average net assets. Therefore, we have not included separate line items in the fee tables.

13. All funds

"Investment Details" (prospectuses)

"Country or Geographic Region"

"FMR considers a number of factors to determine whether an investment is tied economically to a particular country or region, including: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

C: The Staff requests an explanation of how many factors must be met for an investment to be considered "emerging." Additionally, the Staff requests an explanation of the criteria used to determine whether an investment is "exposed" to the economic fortunes and risks of a particular country or region.

R: We believe the disclosure at issue satisfies Rule 35d-1(a)(3)(ii), which requires a fund whose name compels it to have a policy to normally invest at least 80% of its assets in investments tied economically to the country or geographic region suggested by its name, to disclose in its prospectus the specific criteria used to select those investments. Further information is disclosed in the funds' SAI under the heading, "Countries and Markets Considered Emerging," which will be modified to read as follows: (underlined added; [bracketed] deleted)

"For purposes of a Fidelity fund's 80% investment policy relating to emerging markets, [E]emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of October 31, 2010, countries in the MSCI® Emerging Markets Small and Mid Cap Index (for Fidelity Emerging Markets Discovery Fund, and the MSCI® Emerging Markets Index (for Fidelity Total Emerging Markets Fund), Greece, Hong Kong, Israel, and Singapore are considered to be emerging."

14. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

15. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

16. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Fidelity Emerging Markets Discovery Fund - Class A, Class T, Class C Prospectus)

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	1.00%B
Redemption fee on shares held less than 90 days (as a % of amount redeemed)	2.00%	2.00%	2.00%

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B On Class C shares redeemed less than one year after purchase."

C: The Staff requests we update the maximum contingent deferred sales charge line to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge for Class A in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

17. All funds

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests that the footnotes below the "Shareholder fees" table be relocated to the end of the "Annual class operating expenses" table.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual class operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

18. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.